As filed with the Securities and Exchange Commission on June 10, 2003
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                                                 Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                             YAMAHA KABUSHIKI KAISHA
   (Exact name of issuer of deposited securities as specified in its charter)

                               YAMAHA CORPORATION
                   (Translation of issuer's name into English)

                                      JAPAN
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)

                                Sixty Wall Street
                            New York, New York 10005
                                 (212) 602 3761
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                      Deutsche Bank Trust Company Americas
                                 ADR Department
                                Sixty Wall Street
                            New York, New York 10005
                                 (212) 602 3761

    (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

    Francis Fitzherbert-Brockholes               Toshiyuki Arai, Esq.
           White & Case                  Paul, Hastings, Janofsky & Walker LLP
          7-11 Moorgate                   515 South Flower Street, 15th Floor,
          London EC2R 6HH                     Los Angeles, California 90071
            England                                  United States
        +44 20 7600 7300                            +1 213 683 6000

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     It is proposed that this filing become effective under Rule 466:  |_|   immediately upon filing.
                                                                       |_|   on (Date) at (Time).
     If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                                                   CALCULATION OF REGISTRATION FEE

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           Title of Each Class of                Amount to be         Proposed Maximum       Proposed Maximum          Amount of
        Securities to be Registered               Registered         Aggregate Price Per    Aggregate Offering     Registration Fee
                                                                            Unit*                Price**
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American Depositary Shares evidenced by
American Depositary Receipts, each American    100,000,000 ADSs             $5.00               $5,000,000              $404.50
Depositary Share representing one (1) share
of common stock of Yamaha Corporation
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*    Each unit represents 100 American Depositary Shares.
**   Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum  aggregate fees or charges to be imposed in connection with the issuance of receipts  evidencing  American
     Depositary Shares.

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which  specifically  states that this  Registration  Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                                                                PART I
                                                  INFORMATION REQUIRED IN PROSPECTUS

     The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American  Depositary  Receipt") included as Exhibit (A) to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                     Cross Reference

Item Number and Caption                                       Location in Form of American Depositary Receipt Filed
                                                              Herewith as Prospectus
----------------------------------------------------------    -------------------------------------------------------

1.     Name and address of depositary                         Introductory Article

2.     Title of American Depositary Receipts and              Face of American Depositary Receipt, top center
       identity of deposited securities

       Terms of Deposit:

       (i)    The amount of deposited securities              Face of American Depositary Receipt, upper right
              represented by one unit of American             corner
              Depositary Shares

       (ii)   The procedure for voting, if any, the           Articles number 14, 15, 17 and 18
              deposited securities

       (iii)  The collection and distribution of              Articles number 6, 13, 14, 17 and 18
              dividends

       (iv)   The transmission of notices, reports and        Articles number 12, 14, 15, 17 and 18
              proxy soliciting material

       (v)    The sale or exercise of rights                  Articles number 13, 14, 17 and 18

       (vi)   The deposit or sale of securities               Articles number 13, 14, 16, 17 and 18
              resulting from dividends, splits or plans
              of reorganization

       (vii)  Amendment, extension or termination of the      Articles number 20 and 21
              Deposit Agreement

       (viii) Rights of  holders of  American  Depositary     Article number 12
              Receipts to inspect the  transfer  books of
              the  depositary  and the list of holders of
              American Depositary Receipts

       (ix)   Restrictions upon the right to deposit or       Articles number 2, 3, 4, 5, 6, 7, 8 and 23
              withdraw the underlying securities


       (x)    Limitation upon the liability of the            Articles number 17, 18, 19 and 21
              depositary

3.      Fees and Charges                                      Articles number 9 and 23


Item 2.  AVAILABLE INFORMATION

Public reports furnished by issuer                            Article number 12


     The Company furnishes the United States Securities and Exchange Commission (the "Commission") with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934. These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the Depositary.


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

          (a) Form of Deposit Agreement. Form of Deposit Agreement among Yamaha Corporation (Yamaha Kabushiki Kaisha) (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all owners and holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

          (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

          (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

          (d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

          (e)  Certification under Rule 466. Not applicable.

          (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

          (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the
               Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

          (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on June 10, 2003


                              Legal entity created by the agreement for the issuance of American Depositary Receipts for Registered Shares of common stock of Yamaha Corporation

                              By:  Deutsche Bank Trust Company Americas,
                                   As Depositary




                              By: /s/ CLARE BENSON
                                 -----------------------------------------------
                                  Name:   Clare Benson
                                  Title:  Vice President




                              By: /s/ MARK DOWNING
                                ------------------------------------------------
                                Name:   Mark Downing
                                Title:  Vice President

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Yamaha Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamamatsu, Japan on May 9, 2003.



                               Yamaha Corporation



                               By: /s/ SHUJI ITO
                                  ----------------------------------------------
                                  Name:   Shuji Ito
                                  Title:  President and Representative Director

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Tokihisa Makino and Fumio Umeda, jointly and severally, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 9, 2003.




                         Signature                                                    Title
/s/ SHUJI ITO
--------------------------------------------                 President, Representative Director and Chief Executive
Shuji Ito                                                    Officer

/s/ KATSUHIKO KISHIDA
--------------------------------------------                 Senior Managing Director
Katsuhiko Kishida

/s/ KUNIHIRO MAEJIMA
--------------------------------------------                 Managing Director
Kunihiro Maejima

/s/ MASATADA WACHI
--------------------------------------------                 Managing Director
Masatada Wachi

/s/ NORIYUKI EGAWA
--------------------------------------------                 Managing Director
Noriyuki Egawa

/s/ TSUNEO KUROE
--------------------------------------------                 Director, Chief Accounting Officer and Chief Financial
Tsuneo Kuroe                                                 Officer

/s/ MITSURU UNEMURA
--------------------------------------------                 Yamaha Corporation of America
Mitsuru Unemura                                              (Authorized Representative in the United States)


                                INDEX TO EXHIBITS
Exhibit
Number

(a)      Form of Deposit Agreement
(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities to be registered